Exhibit 4.1

AMENDMENT NO. 1

TO

SHAREHOLDER RIGHTS AGREEMENT

On July 26, 2006, the Board of Directors of Amedisys, Inc. (the “Company”) adopted the following amendments to Section 1.1 of the Company’s Shareholder Rights Agreement, dated as of June 15, 2000 (all changes are underlined):

1.1 Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated: “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, is a Beneficial Owner of 15% or more of the outstanding shares of Common Stock on the date of this Agreement; provided, however, that the term “Acquiring Person” shall not include any Person (i) [. . .], (ii) who is the Beneficial owner of 15% or more of the outstanding shares of Common Stock but who acquired the excess over 14.9% of Beneficial Ownership of shares of Common Stock inadvertently and without any plan or intention to seek or affect control of the Company, if such Person promptly enters into an irrevocable commitment promptly (and no later than seven business days after written notice by the Company to such Person that it is the Beneficial Owner of 15% or more of the outstanding shares of Common Stock) to divest, and thereafter promptly divests (without exercising or retaining any power, including voting power, with respect to such shares), sufficient shares of Common Stock so that such Person ceases to be the Beneficial Owner of 15% or more of the outstanding shares of Common Stock [. . .].